      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                ------------

                                  FORM S-3

                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                                ------------

                     ADELPHIA COMMUNICATIONS CORPORATION
           (Exact name of registrant as specified in its charter)

            DELAWARE                       4841                 23-2417713
  (State or other jurisdic-   (Primary Standard Industrial   (I.R.S. Employer
  tion of incorporation or    Classification Code Number)    Identification No.)
  organization)


                      5 WEST THIRD STREET--P.O. BOX 472
                       COUDERSPORT, PENNSYLVANIA 16915
                               (814) 274-9830

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            COLIN HIGGIN, ESQUIRE
                           DEPUTY GENERAL COUNSEL
                     ADELPHIA COMMUNICATIONS CORPORATION
                      5 WEST THIRD STREET--P.O. BOX 472
                       COUDERSPORT, PENNSYLVANIA 16915
                               (814) 274-9830

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------


                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

    CARL E. ROTHENBERGER, JR., ESQUIRE           ALLAN G. SPERLING, ESQUIRE
BUCHANAN INGERSOLL PROFESSIONAL CORPORATION  CLEARY, GOTTLIEB, STEEN & HAMILTON
       58TH FLOOR, 600 GRANT STREET                  ONE LIBERTY PLAZA
      PITTSBURGH, PENNSYLVANIA 15219              NEW YORK, NEW YORK 10006
              (412) 562-8826                           (212) 225-2000


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
    FROM TIME TO TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       AMOUNT          MAXIMUM        PROPOSED MAXIMUM    AMOUNT OF
       TITLE OF EACH CLASS             TO BE      OFFERING PRICE PER     AGGREGATE       REGISTRATION
 OF SECURITIES TO BE REGISTERED      REGISTERED   SHARE OR UNIT (1)  OFFERING PRICE (1)      FEE
- -----------------------------------------------------------------------------------------------------
9 1/2% Senior Pay-In-Kind Notes
 Due 2004........................   $22,615,000        100.00%          $22,615,000         $7,799

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating registration fee.

                                 ------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                       Subject to Completion May 2, 1994
PROSPECTUS


$
ADELPHIA COMMUNICATIONS CORPORATION
9 1/2% SENIOR PAY-IN-KIND NOTES DUE 2004, SERIES B

This Prospectus relates to $        in principal amount of 9 1/2% Senior Pay-
In-Kind Notes due 2004, Series B ("Notes") of Adelphia Communications Corporation ("Adelphia") and any Notes issued as payment of interest thereon pursuant to the terms of the Notes, which may be sold by or for the account of the Selling Securityholder named herein. The Notes were acquired by the Selling
Securityholder from Adelphia on May   , 1994 in a private exchange for an equal
principal amount of Adelphia's 9 1/2% Senior Pay-In-Kind Notes due 2004, Series A ("Series A Notes"). The Series A Notes so exchanged by the Selling Securityholder had terms substantially identical to the Notes and were obtained by the Selling Securityholder pursuant to a private placement by Adelphia. See "Selling Securityholder."

The Notes offered hereby may be sold by the Selling Securityholder from time to time in open market transactions, in private or negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution." Adelphia will not receive any proceeds from the sale of the Notes by the Selling Securityholder.

The Notes will mature on February 15, 2004. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1994. On or prior to February 15, 1999, interest on the Notes may, at Adelphia's option, be paid in cash, through the issuance of additional Notes valued at 100% of their principal amount, or in any combination thereof. See "Certain United States Income Tax Considerations" for a discussion of the federal income tax treatment of the original issue discount on the Notes. The Notes are general unsecured obligations of Adelphia and rank pari passu with all unsubordinated indebtedness of Adelphia and senior in right of payment to all existing and future subordinated indebtedness of Adelphia. All liabilities of Adelphia's subsidiaries are effectively senior in right of payment to the Notes. As of the date hereof, $150,000,000 aggregate principal amount of Notes are outstanding, including the Notes offered hereby.

The Notes are redeemable at the option of Adelphia, in whole or in part, at any time on or after February 15, 1999, initially at a redemption price of 103.56% of the principal amount, plus accrued interest, and declining to 100.00% of the principal amount, plus accrued interest, on or after February 15, 2002. In addition, in the event of a sale by the Company prior to February 15, 1996 of at least $100 million of its capital stock to a Strategic Equity Investor (as defined herein), up to a maximum of 33 1/3% of the aggregate principal amount of the Notes then outstanding may be redeemed, at the Company's option, from the net cash proceeds of such sale at 109.50% of such principal amount, plus accrued interest, upon not less than 30 nor more than 60 days' prior written notice to holders given within 30 days after such sale. See "Description of the Notes--Optional Redemption."

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS , 1994.

                             AVAILABLE INFORMATION

  Adelphia is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  Adelphia has filed with the Commission a Registration Statement under the Securities Act with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about Adelphia and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of each such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Adelphia hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission: (a) Adelphia's Annual Report on Form 10-K for the fiscal year ended March 31, 1993 (the "Form 10-K");
(b) Adelphia's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993; (c) Adelphia's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993; (d) Adelphia's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1993 (the "December Form 10-Q"); (e) Adelphia's Current Reports on Form 8-K filed September 3, 1993, January 18, 1994, April 27, 1994 and May 2, 1994; and (f) Adelphia's Proxy Statement dated August 23, 1993.

  All documents filed by Adelphia pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM MICHAEL C. MULCAHEY, DIRECTOR OF INVESTOR RELATIONS OF ADELPHIA AT ADELPHIA'S PRINCIPAL EXECUTIVE OFFICE LOCATED AT 5 WEST THIRD STREET, COUDERSPORT, PENNSYLVANIA 16915, TELEPHONE NUMBER (814) 274-9830.

  As used herein, the term "Consolidated Financial Statements" refers to consolidated financial statements and the notes thereto incorporated by reference from the Form 10-K, and the term "Management's Discussion and Analysis" refers to Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K and the Forms 10-Q for the quarters ended December 31, 1993, September 30, 1993 and June 30, 1993, as applicable, except to the extent updated by any filing made subsequent to the date thereof.

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors."

                                  THE COMPANY

  Adelphia Communications Corporation ("Adelphia" and, collectively with its subsidiaries, the "Company") is one of the largest cable television operators in the United States. As of December 31, 1993, cable television systems owned or managed by the Company (the "Systems") served 1,294,230 basic subscribers. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

  The Company's wholly-owned cable systems (the "Company Systems") are located in eight states and are organized into seven regional clusters: Western New York, Virginia, Western Pennsylvania, New England, Eastern Pennsylvania, Ohio and Coastal New Jersey. The Company Systems are located primarily within the 50 largest television markets. As of December 31, 1993, the Company Systems passed 1,131,979 homes and served 831,880 basic subscribers.

  The Company owns a 50% voting interest and nonvoting preferred limited partnership interests entitling the Company to a 16.5% priority return in Olympus Communications, L.P. ("Olympus"). Olympus is a joint venture which owns cable systems (the "Olympus Systems") primarily located in some of the fastest growing areas of Florida. The Olympus Systems in Florida form a substantial part of an eighth regional cluster, Southeastern Florida. The Company is the managing general partner of Olympus and receives a fee for providing management services. As of December 31, 1993, the Olympus Systems passed 453,901 homes and served 269,726 basic subscribers.

  The Company also provides, for a fee, management and consulting services to certain partnerships (the "Managed Partnerships"). John J. Rigas and certain members of his immediate family, including entities they own or control (collectively, the "Rigas Family"), control or have substantial ownership interests in the Managed Partnerships. As of December 31, 1993, cable systems owned by the Managed Partnerships (the "Managed Systems") passed 265,618 homes and served 192,624 basic subscribers.

  The Company's strategy has been to provide superior customer service while maximizing operating cash flow. By clustering its systems in geographic proximity, the Company has been able to realize significant operating efficiencies through the consolidation of many managerial, administrative and technical functions while maintaining a strong community presence in its service areas. At December 31, 1993, approximately 642,000, or 50%, of the Systems' basic subscribers were served from only ten headends and approximately 1,027,000, or 80%, of such subscribers were served from only 27 headends. In addition, approximately 65% of the Systems' basic subscribers were served by systems serving more than 50,000 subscribers while, nationwide, only 39% were served by systems as large. Over 99% of the subscribers to the Company Systems are served by systems with "addressable capable" technology.

  Since April 1, 1988, the Company has invested more than $375,000,000 to modernize and expand the Company Systems. In particular, the Company has replaced approximately 18% of the total installed trunk cable for the Systems with fiber optic cable. In addition, the Company has installed over 400 miles of fiber optic plant for point-to-point applications such as connecting or eliminating headends or microwave link sites. Through the use of fiber optic cable and other technological improvements, the Company has increased system reliability, channel capacity and its ability to deliver advanced cable television services. These improvements have enhanced customer service, reduced operating expenses and allowed the Company to introduce additional services, such as impulse-ordered pay-per-view programming, which expand customer choices and increase Company revenues. The Company believes that the installation of fiber optic cable plant will better position the Company to deliver new or enhanced services in the future.

  Management believes that the telecommunications industry, including the cable television and telephone industries, is in a period of consolidation characterized by mergers, joint ventures, acquisitions, sales of all or part of cable companies or their assets, and other partnering and investment transactions of various structures and sizes involving cable or other telecommunications companies. The Company continues to evaluate new opportunities that allow for expansion of its business through the acquisition of additional cable television systems in geographic proximity to its existing regional markets or in locations that can serve as a basis for new market areas. Management also believes that the Company is well positioned to participate in this consolidation trend due to its well-clustered cable systems, the quality of its cable plant, its management strengths and its relationships within the cable industry. The Company, like other cable television companies, has participated from time to time and is participating in preliminary discussions with third parties regarding a variety of potential transactions, and the Company has considered and expects to continue to consider and explore potential transactions of various types with other cable and telecommunications companies. However, the Company has not reached any agreements, in principal or otherwise, with respect to any material transaction and no assurances can be given as to whether any such transaction may be consummated or, if so, when.

  Adelphia was incorporated in Delaware on July 1, 1986 for the purpose of reorganizing five cable television companies, then principally owned by the Rigas Family, into a holding company structure in connection with the initial public offering of Adelphia's Class A Common Stock and its 13% Senior Subordinated Notes due 1996 ("Senior Subordinated Notes"). The Company's executive offices are located at 5 West Third Street, Coudersport, Pennsylvania 16915, and its telephone number is (814) 274-9830.

                               TERMS OF THE NOTES

Maturity Date.............  The Notes will mature on February 15, 2004.

Interest Payment Dates....  February 15 and August 15, commencing August 15,
                            1994.

Interest Payments.........  On or prior to February 15, 1999, all interest on the Notes may, at the option of Adelphia, be paid
                            in cash, through the issuance of additional Notes
                            valued at 100% of their principal amount, or in
                            any combination thereof. The Notes will bear cash
                            interest from February 16, 1999 until maturity.

Interest..................  The Notes offered hereby will bear interest at a
                            rate of 9 1/2% per annum from          , 1994, the
                            date such Notes were issued to the Selling
                            Securityholder by Adelphia in exchange for Series
                            A Notes then held by the Selling Securityholder.
                            The interest accrued from February 22, 1994, the
                            issuance date of the Series A Notes so exchanged
                            by the Selling Securityholder, until        , 1994,
                            the date of issuance of the Notes offered hereby,
                            will be paid on the first interest payment date on
                            the Notes (August 15, 1994) to the holders of such
                            Notes. The interest rate on the Series A Notes
                            exchanged by the Selling Securityholder was 10%
                            per annum prior to March 25, 1994. On March 25,
                            1994 and thereafter the interest rate on such
                            Series A Notes was 9 1/2% per annum. See
                            "Description of the Notes--Exchange Offer and
                            Private Exchange."


Optional Redemption.......
                            The Notes will be redeemable at the option of Adelphia, in whole or in part, at any time on or after February 15, 1999, initially at 103.56% of their principal amount, plus accrued interest, and declining to 100.00% of such principal amount, plus accrued interest, on or after February 15, 2002. In addition, in the event of a sale by the Company prior to February 15, 1996 of at least $100 million of its capital stock (an "Equity Event") to a Strategic Equity Investor (as defined herein), up to 33 1/3% of the aggregate principal amount of Notes then outstanding may be redeemed, at the Company's option, from the net cash proceeds of the Equity Event at 109.50% of such principal amount, plus accrued interest, upon not less than 30 nor more than 60 days' prior written notice to holders given within 30 days after the Equity Event. See "Description of the Notes--Optional Redemption."
Ranking...................  The Notes are unsecured indebtedness of
                            Adelphia ranking pari passu with other
                            unsubordinated indebtedness of Adelphia, including Adelphia's $400,000,000 of 12 1/2% Senior Notes due 2002 (the "12 1/2% Notes"), Adelphia's $125,000,000 of 11 7/8% Senior
                            Debentures due 2004 (the "11 7/8% Debentures"), Adelphia's $130,000,000 of 9 7/8% Senior
                            Debentures due 2005 (the "9 7/8% Debentures") and Adelphia's $110,000,000 of 10 1/4% Senior Notes due 2000 (the "10 1/4% Notes"), and senior in right of payment to all existing and future subordinated indebtedness of Adelphia. The operations of Adelphia are conducted through Adelphia's subsidiaries and, therefore, Adelphia is dependent on the earnings and cash flow of and distributions from its subsidiaries to meet its debt obligations, including its obligations with respect to the Notes. Because the assets of Adelphia's subsidiaries constitute substantially all of the assets of Adelphia, and because those subsidiaries will not guarantee the payment of principal of and interest on the Notes, the claims of holders of the Notes effectively will be subordinated to the claims of creditors of the Company's subsidiaries. At December 31, 1993, the total amount of long-term debt of Adelphia's subsidiaries was $937,809,000. See "Risk Factors--Holding Company Structure" and "Description of the Notes."

Certain Covenants.........  The Notes were issued under an Indenture (the
                            "Indenture") between Adelphia and Bank of Montreal Trust Company, Trustee, dated as of February 22, 1994, as amended by the First Supplemental Indenture thereto dated as of May
                              , 1994, which imposes certain restrictions
                            on, among other things, the incurrence of indebtedness, mergers and sales of assets, change of control, the payment of dividends on capital stock, and the repurchase of subordinated debt of Adelphia. In addition, the Indenture restricts certain other payments by Adelphia and its subsidiaries and certain transactions with, and investments in, affiliates.

Original Issue Discount...  For federal income tax purposes, each Note will be treated as having been issued with original issue discount. See "Certain United States Income Tax Considerations."

SELECTED CONSOLIDATED FINANCIAL DATA (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND
                              PER SUBSCRIBER DATA)

  The selected consolidated financial data as of and for each of the five years in the period ended March 31, 1993 have been derived from the audited consolidated financial statements of the Company. These data should be read in conjunction with the Consolidated Financial Statements and related notes for each of the three years in the period ended March 31, 1993, the Financial Statements and related notes for the nine month period ended December 31, 1993 and "Management's Discussion and Analysis." The statement of operations data with respect to fiscal years ending March 31, 1989 and 1990, and the balance sheet data at March 31, 1989, 1990 and 1991, have been derived from audited consolidated financial statements of the Company not included herein. Results of operations for the South Dade Systems are reflected on a consolidated basis up to the date of transfer (December 19, 1989) of such systems to Olympus. The selected consolidated financial data with respect to the nine months ended December 31, 1992 and 1993 are unaudited; however, in the opinion of management, such data reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such interim periods. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year.

                                                                                     NINE MONTHS ENDED
                                         YEAR ENDED MARCH 31,                          DECEMBER 31,
                          --------------------------------------------------------  --------------------
                            1989       1990         1991        1992       1993       1992       1993
STATEMENT OF OPERATIONS
DATA:
Revenues................  $ 186,379  $ 228,643    $ 248,586  $  273,630  $ 305,222  $ 225,921  $ 239,865
Direct Operating and
 Programming............     52,966     63,381       66,007      74,787     82,377     61,110     67,370
Selling, General and
 Administrative.........     33,236     35,326       41,421      44,427     49,468     35,628     38,152
                          ---------  ---------    ---------  ----------  ---------  ---------  ---------
Operating Income before
 Depreciation
 and Amortization.......    100,177    129,936      141,158     154,416    173,377    129,183    134,343
Depreciation and
 Amortization...........    114,009    122,107(a)    79,427      84,817     90,406     66,145     67,516
                          ---------  ---------    ---------  ----------  ---------  ---------  ---------
Operating Income (Loss).    (13,832)     7,829       61,731      69,599     82,971     63,038     66,827
Interest Income from
 Affiliates.............      1,257        933        1,596       3,085      5,216      3,960      3,755
Other Income............        261        122        1,750         968      1,447      1,002        570
Priority Investment In-
 come (b)...............         --      9,797       19,175      22,300     22,300     16,725     16,725
Interest Expense........   (111,331)  (150,263)    (163,637)   (164,839)  (164,859)  (120,318)  (136,757)
Equity in Net Loss of
 Olympus................         --    (25,357)     (61,975)    (52,718)   (46,841)   (36,309)   (23,408)
                          ---------  ---------    ---------  ----------  ---------  ---------  ---------
Loss before Income
 Taxes, Extraordinary
 Loss and Cumulative
 Effect of Change in
 Accounting Principle
 (c)....................   (123,645)  (156,939)    (141,360)   (121,605)   (99,766)   (71,902)   (72,288)
Income Tax Expense......         --         --           --          --     (3,143)        --     (2,601)
Extraordinary Loss (c)..         --         --           --          --    (14,386)   (14,386)        --
Cumulative Effect of
 Change in
 Accounting Principle
 (c)....................         --         --           --          --    (59,500)        --    (89,660)
                          ---------  ---------    ---------  ----------  ---------  ---------  ---------
Net Loss................  $(123,645) $(156,939)   $(141,360)  $(121,605) $(176,795) $ (86,288) $(164,549)
                          =========  =========    =========  ==========  =========  =========  =========
Loss per Share of Common
 Stock before
 Extraordinary Loss and
 Cumulative
  Effect of Change in
 Accounting  Principle..  $   (8.94) $  (11.36)   $  (10.23) $    (8.80) $   (6.80) $   (4.77) $   (4.89)
Net Loss per Share of
 Common Stock...........  $   (8.94) $  (11.36)   $  (10.23) $    (8.80) $  (11.68) $   (5.72) $  (10.74)
Cash Dividends Declared
 per Common Share.......         --         --           --          --         --         --         --
EBITDA (d)..............  $ 101,695  $ 140,788    $ 163,679   $ 180,769  $ 202,340  $ 150,870  $ 155,393
Deficiency of Earnings
 Available to
 Cover Fixed Charges
 (e)....................  $ 127,079  $ 134,612    $  82,377   $  70,385  $  53,934  $  36,515  $  49,888

                                               MARCH 31,                                DECEMBER 31,
                         ---------------------------------------------------------  ---------------------
                            1989        1990        1991        1992       1993       1992        1993
BALANCE SHEET DATA:
Cash and Cash
 Equivalents............ $   43,662  $   15,287  $   18,592  $   11,173  $  38,671  $ 113,992    $  3,821
Investment in and
 Amounts Due from
 Olympus (f)............         --      87,337      79,030      64,972      7,692     67,572      (7,129)
Total Assets............    897,555     971,792     981,960     925,791    949,593  1,104,247     957,709
Total Debt..............  1,121,796   1,355,330   1,495,025   1,554,270  1,731,099  1,790,551   1,798,284
Debt Net of Cash (g)....  1,078,134   1,340,043   1,476,433   1,543,097  1,692,428  1,676,559   1,794,463
Stockholders' Equity
 (Deficiency)...........   (293,640)   (450,579)   (591,939)   (713,544)  (868,614)  (778,107) (1,033,163)

                                         MARCH 31,                      DECEMBER 31,
                          -------------------------------------------  ----------------
                           1989     1990     1991     1992     1993     1992     1993
FINANCIAL RATIOS AND
OTHER DATA:
Total Debt to EBITDA
 (h)....................     9.87x    8.69x    8.85x    8.09x    8.41x    8.72x    8.66x
Debt Net of Cash to
 EBITDA.................     9.48x    8.59x    8.74x    8.03x    8.22x    8.17x    8.64x
EBITDA to Total Interest
 Expense................     0.91     0.94     1.00     1.10     1.23     1.25     1.14
Operating Margin (i)....     53.7%    56.8%    56.8%    56.4%    56.8%    57.2%    56.0%
Capital Expenditures....  $58,501  $75,619  $77,851  $52,808  $70,975  $57,302  $48,248
Average Monthly Revenue
 per Basic Subscriber
 (j)....................  $ 25.07  $ 26.61  $ 28.63  $ 29.82  $ 32.40  $ 31.73  $ 32.22

- --------
(a) Reflects an increase in the estimated useful lives of certain intangible assets effective January 1990. See Note 1 to the Adelphia Communications Corporation Consolidated Financial Statements.

(b) The Company's return on its priority investment in Olympus is based on a 16.5% return on its nonvoting preferred limited partnership interests ("PLP Interests"), although the Company recognizes priority investment income only to the extent received. At March 31, 1993 and December 31, 1993, $68,702,000 and $95,930,000, respectively, of accumulated priority return remained unpaid.

(c) "Extraordinary loss" relates to loss on the early retirement of the Senior Discount Notes. "Cumulative Effect of Change in Accounting Principle" refers to a change in accounting principle for Olympus and the Company. Effective January 1, 1993 and April 1, 1993, respectively, Olympus and the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires an asset and liability approach for financial accounting and reporting for income taxes. SFAS 109 resulted in the cumulative recognition of an additional liability by Olympus and the Company of approximately $59,500,000 and $89,660,000, respectively.

(d) Earnings before interest, income taxes, depreciation and amortization, equity in net loss of Olympus, extraordinary loss and cumulative effect of change in accounting principle. The use of the term "EBITDA" is consistent with the use of the same term in the Indenture under which the Notes were issued and the indentures for the 10 1/4% Notes, the 9 7/8% Debentures, the 11 7/8% Debentures and the 12 1/2% Notes. EBITDA and similar measurements of cash flow are commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity.

(e) Earnings consist of operating income before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of (i) interest, whether expensed or capitalized; (ii) amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized; and (iii) the assumed interest component of rent expense.

(f) Investment in and amounts due from Olympus at December 31, 1993 is comprised of the following:

       Gross Investment in PLP Interests and General Partner's
       Equity................................................... $ 283,002,000
       Excess of Ascribed Value of Contributed Property over
        Historical Cost.........................................   (98,303,000)
       Cumulative Equity in Net Loss of Olympus.................  (269,799,000)
                                                                 -------------
        Investments in Olympus..................................   (85,100,000)
       Amounts due from Olympus.................................    77,971,000
                                                                 -------------
         Total.................................................. $  (7,129,000)
                                                                 =============

(g) Total debt less cash and cash equivalents.

(h) Based on annualized EBITDA for the quarter ending the period presented. The Company believes that this presentation is consistent with the covenant test which limits the incurrence of indebtedness in the Indenture under which the Notes were issued and the indentures for the 10 1/4% Notes, the 9 7/8% Debentures, the 11 7/8% Debentures and the 12 1/2% Notes and that this ratio is commonly used in the cable television industry as a measure of leverage.

(i) Percentage representing operating income before depreciation and amortization divided by revenues.

(j) Average for the last quarter of each period presented, including revenues and subscribers for the South Dade Systems up to the date of transfer to Olympus. The Company believes that this presentation provides meaningful trend information over the periods presented and is commonly used in the cable television industry to present such data on a comparative basis.

                                  RISK FACTORS

  Prior to making an investment decision, prospective investors should carefully consider, along with other matters referred to herein or incorporated by reference herein, the following:

REGULATION AND COMPETITION IN THE CABLE TELEVISION INDUSTRY

  The cable television operations of the Company may be adversely affected by changes and developments in governmental regulation, competitive forces and technology. The cable television industry and the Company are subject to extensive regulation at the federal, state and local levels. Many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") which significantly expands the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. The Federal Communications Commission (the "FCC") has adopted rate regulations that establish, on a system-by-system basis, maximum allowable rates for (i) basic and cable programming services (other than programming offered on a per-channel or per-program basis), based upon a benchmark methodology, and (ii) associated equipment and installation services, based upon cost plus a reasonable profit. Under the FCC rules, franchising authorities are authorized to regulate rates for basic services and associated equipment and installation services, and the FCC will regulate rates for regulated cable programming services in response to complaints filed with the agency. The original rate regulations became effective on September 1, 1993. Amendments to the rate regulations will become effective May 15, 1994. The FCC ordered an interim rate freeze effective April 5, 1993 which has been extended through May 15, 1994.

  The original rate regulations required a reduction of existing rates charged for basic services and regulated cable programming services to the greater of
(i) the applicable benchmark level or (ii) the rates in force as of September 30, 1992 reduced by 10%, adjusted forward for inflation. The amended regulations will generally require a reduction of up to 17 percent from the rates for regulated services in force as of September 30, 1992, adjusted forward for inflation and certain other factors. Rate reductions are not required to the extent that a cable operator at its option elects to use an alternative cost-of-service methodology and shows that rates for basic and cable programming services are reasonable. The FCC has adopted interim rules to govern cost-of-service showings by cable operators. Refunds with interest will be required to be paid by cable operators who are required to reduce regulated rates after September 1, 1993, calculated retroactively from the date of a local franchising authority's decision with regard to basic rates, and from the date a complaint is filed with the FCC with regard to the rates charged for regulated programming services. The FCC has reserved the right to reduce or increase the benchmarks it has established. The rate regulations will also limit future increases in regulated rates to an inflation indexed amount plus increases above the inflation index in certain costs such as taxes, franchise fees, costs associated with specific franchise requirements and increased programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels. Because of the limitation on rate increases for regulated services, future revenue growth from cable services will rely to a much greater extent than has been true in the past on increased revenues from unregulated services and new subscribers than from increases in previously unregulated rates.

  The FCC has adopted regulations implementing most of the requirements of the 1992 Cable Act and is in the process of completing certain additional rulemaking proceedings before the 1992 Cable Act can be fully implemented. As noted above, amendments to the rate regulations were recently announced and the FCC is also likely to continue to modify, clarify or refine the rate regulations and benchmark methodology. In addition, litigation has been instituted challenging various portions of the 1992 Cable Act and the rulemaking proceedings including the rate regulations. The Company cannot predict the effect or outcome of the future rulemaking proceedings, changes to the rate regulations, or litigation. Further, because the FCC has only recently issued its interim rules and has not adopted final cost-of-service rules, the Company has not determined to what extent it will be able to utilize cost-of-service showings to justify rates.

  Effective as of September 1, 1993, in accordance with the 1992 Cable Act, the Company repackaged certain existing cable services by adjusting rates for basic service and introducing a new method of offering certain cable services. The Company adjusted the basic service rates and related equipment and installation rates in all of its systems in order for such rates to be in compliance with the applicable benchmark or equipment and installation cost levels. The amended rules may require further adjustments to the Company's rates. The Company also implemented a program in all of its systems called "CableSelect" under which most of the Company's satellite-delivered programming services are now offered individually on a per channel basis, or as a group at a price of approximately 15% to 20% below the sum of the per channel prices of all such services. For subscribers who elect to customize their channel lineup, the Company will provide, for a monthly rental fee, an electronic device located on the cable line outside the home, enabling a subscriber's television to receive only those channels selected by the subscriber. These basic service rate adjustments and the CableSelect program have also been implemented in all systems managed by the Company. The Company believes CableSelect provides increased programming choices to the Company's subscribers while providing flexibility to the Company to respond to future changes in areas such as customer demand and programming. Certain programmers have taken the position that the Company's new method of offering services is inconsistent with their programming agreements. The Company disagrees and is in discussions with these programmers. Revenues from regulated programming services and equipment, and revenues from CableSelect services per subscriber for the quarter ended December 31, 1993 (the first full quarter reflecting the impact of the implementation of rate regulations on September 1, 1993) declined 3.0% compared to the quarter ended June 30, 1993 (the last quarter not impacted by the implementation of rate regulations on September 1, 1993). The decline in revenue was partially offset by increases in prices for HBO, Cinemax, TMC, Disney, Showtime, and Prism; and by increases in the average number of basic subscribers. A letter of inquiry, one of at least 63 sent by the FCC to numerous cable operators, was received by an Olympus System regarding the implementation of this new method of offering services. The Company has responded in writing to the FCC's inquiry.

  As part of its reconsideration of the original rate regulations, the FCC has established guidelines for evaluating such "a la carte" packages on a case-by-case basis based on a number of factors. The FCC has indicated that "a la carte" packages which are determined to be evasions of rate regulations rather than true enhancements of subscriber choice will be treated as regulated tiers, and cable operators engaging in such practices may be subject to fines and/or further rate adjustments. The Company is examining its a la carte packages and may modify certain packages in light of these guidelines.

  The Company is currently unable to predict the effect that the amended regulations, future FCC treatment of "a la carte" packages or other future FCC rulemaking proceedings will have on its business and results of operations in future periods. No assurance can be given at this time that such matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the Company.

  Cable television companies operate under franchises granted by local authorities which are subject to renewal and renegotiation from time to time. Because such franchises are generally non-exclusive, there is a potential for competition with the Systems from other operators of cable television systems, including public systems operated by municipal franchising authorities themselves, and from other distribution systems capable of delivering television programming to homes. The 1992 Cable Act contains provisions which encourage competition from such other sources. Additionally, recent court and administrative decisions have removed certain of the restrictions that have limited entry into the cable television business by potential competitors such as telephone companies, and proposals now under consideration by the FCC, and which are being and from time to time have been considered by Congress, could result in the elimination of other such restrictions. The Company cannot predict the extent to which competition will materialize from other cable television operators, other distribution systems for delivering television programming to the home, or other potential competitors, or, if such competition materializes, the extent of its effect on the Company.

  FCC rules permit local telephone companies to offer "video dialtone" service for video programmers, including channel capacity for the carriage of video programming and certain non-common carrier activities such as video processing, billing and collection and joint marketing agreements. On December 15, 1992, New Jersey Bell Telephone Company filed an application with the FCC to operate a "video dialtone" service in portions of Dover County, New Jersey, in which the Company serves approximately 20,000 subscribers. The Company opposed the application. On July 28, 1993, the FCC sent a letter to New Jersey Bell stating that the application appeared to be inconsistent with the FCC's video dialtone requirements in that insufficient capacity to serve multiple programmers was to be made available. New Jersey Bell was given the opportunity to amend its application which, it subsequently did. The Company then filed a further opposition to the application. The matter has not yet been decided by the FCC.

  On December 17, 1992, the Chesapeake and Potomac Telephone Company of Virginia and Bell Atlantic Video Service Company ("Bell Atlantic Video") filed suit in U.S. District Court in Alexandria, Virginia seeking to declare unconstitutional the provisions in the Cable Communications Policy Act of 1984 (the "1984 Cable Act") that prohibit telephone companies from owning a cable television system in their telephone service areas. On August 24, 1993, the court held that the 1984 Cable Act cross-ownership provision is unconstitutional, and it issued an order enjoining the FCC from enforcing the cross-ownership ban. The U.S. Justice Department has appealed this decision to the U.S. Court of Appeals for the Fourth Circuit. Similar suits have been filed in other federal district courts. In addition, legislation which would alter or eliminate the cross-ownership ban is under active consideration in Congress.

  The Company cannot predict the outcome of the New Jersey Bell video dialtone proceeding or the Bell Atlantic Video litigation. However, the Company believes that the provision of video programming by telephone companies with considerable financial resources in competition with the Company's existing operations could have an adverse effect on the Company's financial condition and results of operations. At this time, the magnitude of any such effect is not known or estimable.

SUBSTANTIAL LEVERAGE/DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

  The Company is highly leveraged and has incurred substantial indebtedness, primarily to finance acquisitions and expansion of its operations and, to a lesser extent, for investments in and advances to affiliates. At December 31, 1993, the Company's total debt aggregated approximately $1,798,284,000 which included approximately $937,809,000 of subsidiary debt and approximately $860,475,000 of parent debt. The Company's total debt has varying maturities to 2005, including as of December 31, 1993 an aggregate of approximately $584,724,000 maturing on or prior to March 31, 1998. The Company's financing strategy has been to maintain its public long-term debt at the holding company level while borrowing in the private debt markets (e.g., bank and insurance company debt) through the Company's wholly-owned subsidiaries. The Company's subsidiary financings are effected through separate borrowing groups, and substantially all of the indebtedness in these borrowing groups is non-recourse to Adelphia. The subsidiary credit arrangements have varied revolving credit and term periods and contain separately-negotiated covenants relating to cross-defaults and the incurrence of additional debt for each borrowing group. See "Management's Discussion and Analysis."

  The total stockholders' deficiency at March 31, 1993 and at December 31, 1993 was $868,614,000 and $1,033,163,000, respectively. However, the total stockholders' deficiency has been reduced as a result of the Stock Offering completed on January 14, 1994. See "Recent Developments" and "Capitalization." The stockholders' deficiency generally has resulted from the Company's reported net losses which have been caused primarily by high levels of depreciation and amortization and interest expense. The Company reported net losses of approximately $141,400,000, $121,600,000 and $176,800,000, respectively, for the years ended

March 31, 1991, 1992 and 1993 and $86,288,000 and $164,549,000, respectively, for the nine months ended December 31, 1992 and 1993. The increase in net loss for the year ended March 31, 1993 and the nine months ended December 31, 1993 compared to the respective prior year periods was primarily due to the cumulative effect of the change in accounting principle for Olympus and the Company. Effective January 1, 1993 and April 1, 1993, Olympus and the Company, respectively, adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was to increase the net loss by $59,500,000 and $89,660,000 for the year ended March 31, 1993 and the nine months ended December 31, 1993, respectively. The Company expects to incur significant losses for the next several years. See "Management's Discussion and Analysis."

  For the year ended March 31, 1993 and for the nine months ended December 31, 1993, the Company's earnings were insufficient to cover its fixed charges by $53,934,000 and $49,888,000, respectively, and, in addition, after giving pro forma effect to the issuance of the Notes and the 10 1/4% Notes and to the Stock Offering (as defined herein) and to the application of net proceeds therefrom as if all such events had occurred on April 1, 1992 and April 1, 1993, the Company's earnings would have been insufficient to cover its fixed charges by $51,966,000 and $43,770,000 for the year ended March 31, 1993 and the nine months ended December 31, 1993, respectively. However, such amounts reflect non-cash charges totalling $90,570,000 and $67,570,000, respectively, consisting of depreciation and amortization, and accretion of original issue discount. Historically, the Company's cash generated from operating activities and borrowings has been sufficient to meet its requirements for debt service, working capital, capital expenditures, acquisitions, and investments in and advances to affiliates. The Company believes that it will continue to generate cash and obtain financing sufficient to meet such requirements. However, the Company's ability to incur additional indebtedness is limited by covenants in its parent company indentures and its subsidiary credit agreements. If the Company were unable to meet its debt service obligations, the Company would have to consider refinancing its indebtedness or obtaining new financing. Although in the past the Company has been able both to refinance its indebtedness and to obtain new financing, there can be no assurance that the Company would be able to do so in the future or that, if the Company were able to do so, the terms available would be favorable to the Company. In the event that the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company would likely have to consider various options such as the sale of certain assets to meet its required debt service, negotiation with its lenders to restructure applicable indebtedness or other options available to it under applicable law. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis."

HOLDING COMPANY STRUCTURE

  As a holding company, Adelphia holds no significant assets other than its investments in and advances to its subsidiaries. Adelphia's ability to make interest and principal payments when due to holders of debt of Adelphia is dependent upon the receipt of sufficient funds from its subsidiaries. Under the terms of various debt agreements between the Adelphia subsidiaries and their respective lending institutions, upon the occurrence of an event of default (including certain cross-defaults resulting from defaults under Adelphia's debt agreements) or unless certain financial performance tests are met, the Adelphia subsidiaries are restricted from distributing funds to Adelphia. In addition, because Adelphia's subsidiaries do not guarantee the payment of principal of and interest on debt of Adelphia, the claims of holders of such debt effectively will be subordinated to the claim of creditors of such entities. At December 31, 1993, the total amount of long-term debt of such subsidiaries was $937,809,000. See "Management's Discussion and Analysis" and "Description of the Notes."

POTENTIAL CONFLICTS OF INTEREST

  The Rigas Family holds substantially all of Adelphia's Class B Common Stock and 94% of the combined voting power of both classes of Adelphia's Common Stock and currently has the power to elect all seven members of Adelphia's Board of Directors. John J. Rigas and the other executive officers of Adelphia (including other members of the Rigas Family) hold direct and indirect ownership interests in the Managed Partnerships, which are managed by the Company for a fee. Subject to the restrictions contained in the

Business Opportunity Agreement regarding future acquisitions, Rigas Family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems. Such activities could present a conflict of interest with the Company in the allocation of management time and resources of the executive officers. In addition, there have been and will continue to be transactions between the Company and the executive officers or other entities in which the executive officers have ownership interests or with which they are affiliated. The Indenture under which the Notes were issued and indentures under which the 10 1/4% Notes, 9 7/8% Debentures, 11 7/8% Debentures and 12 1/2% Notes of Adelphia were issued contain covenants that place certain restrictions on transactions between the Company and its affiliates. See "Description of New Notes--Covenants:
Limitation on Transactions with Affiliates."

TAXABLE INCOME WITHOUT CASH PAYMENTS

  Holders of the Notes will be required to report taxable income, for federal income tax purposes, as original issue discount accrues thereon (regardless of whether stated interest thereon is paid in cash or through the issuance of additional Notes). As a result, such holders may be required to report interest income before receiving the cash to which such interest is attributable. See "Certain United States Income Tax Considerations."

ABSENCE OF ACTIVE TRADING MARKET

  The Notes are a new issue of securities for which there is currently no active trading market, and there can be no assurance that an active trading market for the Notes will exist. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of the Company. The Company does not intend to apply for listing of the Notes on any securities exchange or authorization for quotation on the National Association of Securities Dealers Automated Quotations System. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market will develop for the Notes.

                              RECENT DEVELOPMENTS

  On February 22, 1994, the Company issued, in a private placement, $150,000,000 aggregate principal amount of Series A Notes. The net proceeds from the Series A Notes of approximately $147,000,000 were used to repay outstanding bank debt of subsidiaries in order to extend the scheduled
maturities of the Company's long-term debt. On May   , 1994, pursuant to an
exchange offer the Company completed the exchange of $     aggregate principal
amount of Notes registered under the Securities Act of 1933, as amended (the "Securities Act"), for an equal principal amount of Series A Notes tendered by
the holders thereof. Also, on May   , 1994, the Company completed the private
exchange of $     aggregate principal amount of Notes, which are offered
hereby, for Series A Notes held by the Selling Securityholder. See "Selling Securityholder."

  On January 14, 1994, the Company completed a public offering of 9,132,604 shares of Class A Common Stock (the "Stock Offering"), which included 300,000 shares of Class A Common Stock sold to the underwriter in the Stock Offering pursuant to an over-allotment option. Upon completion of the Stock Offering, there were 13,507,604 shares of Class A Common Stock outstanding and a total of 24,452,080 shares of Class A Common Stock and Class B Common Stock outstanding. Certain provisions of this Prospectus present information that gives effect to the completion of the Stock Offering with net proceeds, before offering expenses, of $156,579,000 or $17.145 per share to the Company. The net proceeds from the Stock Offering were used to redeem all the Company's outstanding Senior Subordinated Notes and to reduce bank debt of Adelphia's subsidiaries. Of the 9,132,604 shares of Class A Common Stock sold in the Stock Offering, 3,300,000 shares were sold to the public at $18.00 per share and 5,832,604 shares were sold directly by Adelphia to partnerships controlled by members of the Rigas Family, at the public offering price less the underwriting discount. Highland Holdings and Syracuse Hilton Head Holdings, L.P., which purchased 4,374,453 and 1,458,151 of such 5,832,604 shares, respectively, hold and control the Managed Systems. See "Management's Discussion and Analysis" in the December Form 10-Q.

                                 CAPITALIZATION

  The following table sets forth the actual capitalization of the Company at December 31, 1993 and as adjusted to give effect to the Stock Offering and to the Offering of Notes, and to the application of the net proceeds therefrom.

                                                       DECEMBER 31, 1993
                                                    ------------------------
                                                      ACTUAL     AS ADJUSTED
                                                    -----------  -----------
                                                    (DOLLARS IN THOUSANDS)
Total Debt (a):
  Notes of subsidiaries to banks................... $   402,775  $   199,541(b)
  Notes of subsidiaries to institutions ...........     516,500      516,500
                                                    -----------  -----------
    Total subsidiaries' debt.......................     919,275      716,041
   9 1/2% Senior Pay-In-Kind Notes Due 2004........          --      150,000(b)
  10 1/4% Senior Notes Due 2000....................     108,731      108,731
  12 1/2% Senior Notes Due 2002....................     400,000      400,000
  11 7/8% Senior Debentures Due 2004...............     124,435      124,435
   9 7/8% Senior Debentures Due 2005...............     127,856      127,856
     13 % Senior Subordinated Notes Due 1996.......      99,453          -- (b)
  Other debt.......................................      18,534       18,534
                                                    -----------  -----------
    Total Debt.....................................   1,798,284    1,645,597

Stockholders' Equity (Deficiency):
  Preferred Stock, $.01 par value, 5,000,000 shares
   authorized, none issued.........................      --           --
  Class A Common Stock, $.01 par value, 50,000,000
   shares authorized, 4,375,000 and 13,507,604
   shares issued and outstanding, liquidation
   preference, $1.00 per share (c).................          44          135(d)
  Class B Common Stock, $.01 par value, 25,000,000
   shares authorized, 10,944,476 shares issued and
   outstanding.....................................         109          109
  Paid-in capital..................................      60,112      216,254(d)
  Accumulated deficit..............................  (1,093,428)  (1,094,242)(e)
                                                    -----------  -----------
    Stockholders' Equity (Deficiency)..............  (1,033,163)    (877,744)
                                                    -----------  -----------
    Total Capitalization........................... $   765,121  $   767,853
                                                    ===========  ===========

- --------
(a) Reference is made to Note 3 to the Adelphia Communications Corporation Consolidated Financial Statements for a description of Notes of subsidiaries to banks and institutions. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

(b) Gives effect to the application of $100,000,000 of the net proceeds from the Stock Offering for the redemption of the Senior Subordinated Notes, and to the application of the remainder of the proceeds from the Stock Offering ($56,234,000) and to the estimated net proceeds from the Offering of Notes ($147,000,000) to reduce bank debt of subsidiaries.

(c) Does not include an aggregate of 700,000 shares of Class A Common Stock reserved for issuance to officers and other key employees pursuant to Adelphia's Stock Option Plan of 1986 and Restricted Stock Bonus Plan.

(d) Gives effect to the issuance of 9,132,604 shares of Class A Common Stock pursuant to the Stock Offering.

(e) Gives effect to the redemption at par of the Senior Subordinated Notes, with accretion requirements of $547,000, and the treatment as an expense of deferred debt cost of $267,000.

                           DESCRIPTION OF THE NOTES

  The Notes were issued pursuant to the Indenture between Adelphia and Bank of Montreal Trust Company, as trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete. Such summaries may make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. A copy of the form of Indenture will be provided upon request without charge to any prospective investor.

GENERAL

  The Indenture authorizes the issuance of $150,000,000 in aggregate principal amount of Series A Notes and Notes plus Series A Notes and Notes in the aggregate principal amount necessary to pay interest on the Series A Notes and Notes, at the option of the Company. The Notes are general unsecured obligations of Adelphia and are effectively subordinate in right of payment to the liabilities of Adelphia's subsidiaries. See "Subordination to Subsidiary Debt" and "Certain Definitions" below.

  The Notes will mature on February 15, 2004. Adelphia will pay interest on February 15 and August 15 of each year, commencing August 15, 1994, to the persons who are registered holders at the close of business on the February 1 and August 1 immediately preceding the interest payment date. On or prior to February 15, 1999, interest on the Notes may be paid in cash, through the issuance of additional Notes (valued at 100% of their principal amount) or in any combination thereof at the option of the Company, in accordance with the terms of the Indenture.

  The principal of, premium, if any, and interest on the Notes will be payable at the office or agency to be maintained by Adelphia, which, unless otherwise provided by Adelphia, will be the offices of the Trustee. The principal of and interest payments on the Notes may be paid by check. Except as described below, the Notes may be presented for registration of transfer and exchange at such offices.

  The Notes will be issued in fully registered form only.

  The Indenture and the existing indentures under which the 12 1/2% Notes, the 11 7/8% Debentures, the 9 7/8% Debentures and the 10 1/4% Notes of Adelphia were issued contain covenants which may afford holders of Notes, the 12 1/2% Notes, the 11 7/8% Debentures, the 9 7/8% Debentures and the 10 1/4% Notes certain protections regarding leverage and the incurrence of indebtedness. These include covenants which limit the amount of additional indebtedness that may be incurred by Adelphia and its subsidiaries, which restrict mergers and consolidations by Adelphia unless after giving effect to the transaction the consolidated fixed charge ratio of the surviving entity satisfies certain compliance tests, and which require such Notes, 12 1/2% Notes, 11 7/8% Debentures, 9 7/8% Debentures and 10 1/4% Notes to be secured equally and ratably with other indebtedness in certain circumstances where Adelphia creates or assumes liens on its property or assets in connection therewith. See "Covenants" below.

REDEMPTION

  Optional Redemption. The Notes will be redeemable at the option of Adelphia, in whole or in part, at any time on or after February 15, 1999 at the following redemption prices (expressed as a percentage of principal amount) if redeemed during the twelve-month period beginning on the dates indicated below:

      February 15, 1999................................................. 103.56%
      February 15, 2000................................................. 102.38%
      February 15, 2001................................................. 101.19%

and from February 15, 2002 and thereafter at 100% of the principal amount, together, in each case, with accrued interest to the redemption date. In the event of redemption of fewer than all of the Notes, the Trustee shall select by lot or in such other manner as it shall deem fair and equitable the Notes to be redeemed. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register of Notes maintained by the Registrar. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless Adelphia shall fail to redeem any such Note.

  In addition, in the event of a sale by the Company prior to February 15, 1996 of at least $100 million of its Capital Stock to a Strategic Equity Investor (an "Equity Event"), up to 33 1/3% of the aggregate principal amount of Notes then outstanding may be redeemed, at the Company's option, upon not less than 30 nor more than 60 days' prior written notice given to holders within 30 days after the Equity Event, from the net cash proceeds of the Equity Event at 109.50% of such principal amount, together with accrued interest to the redemption date.

BOOK-ENTRY; DELIVERY AND FORM

  Notes offered hereby are held as Certificated Notes (as defined below) by the Selling Securityholder. The following discussion will apply to the Notes upon the sale thereof by the Selling Securityholder pursuant to this Prospectus.

  The certificates representing the Notes will be issued in fully registered form without coupons. The Notes, except as discussed below, will be represented by one or more global notes in fully registered form without interest coupons (each a "Global Note") and will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

  Notes purchased by or transferred to persons who elect to take physical delivery of certificates instead of holding their interest through a Global Note (and which are thus ineligible to trade through DTC) will be issued in registered form without interest coupons (the "Certificated Notes"). Interests in a Global Note will, upon request, be exchangeable for Certificated Notes in accordance with DTC's customary procedures.

  Upon the issuance of a Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of institutions that have accounts with such depositary ("participants"). Ownership of beneficial interests in the Global Note will be limited to participants or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be affected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

  So long as DTC or its nominee is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture or described elsewhere herein.

  Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner and holder thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Transfers between participants in DTC will be effected in accordance with provisions of the Indenture and DTC rules. If a holder requires physical delivery of a Certificated Note for any reason such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Notes, DTC will exchange the Global Note for Certificated Notes, which it will distribute to its participants. If DTC is at any time unwilling or unable to continue as a depositary for a Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for such Global Note.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Affiliate" means a Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, Adelphia, (ii) which beneficially owns or holds 10% or more of any class of the voting Capital Stock of Adelphia, or (iii) of which 10% or more of the voting Capital Stock is beneficially owned or held by Adelphia, a Restricted Subsidiary or an Unrestricted Subsidiary of Adelphia. Without limitation, an Affiliate also includes any director or executive officer of Adelphia. As used herein, "Affiliate" shall not include a Restricted Subsidiary.

  "Aggregate Excess Restricted Investments" means for any fiscal quarter the aggregate of Excess Restricted Investments with respect to the Restricted Investments in all of the Unrestricted Subsidiaries and Affiliates of Adelphia.

  "Allowable Securities" means (i) cash equivalents, (ii) common or preferred Capital Stock in a Person which (x) has Investment Grade Senior Debt or (y) whose ratio of Indebtedness plus Preferred Stock to Annualized Pro Forma EBITDA is less than 7.75:1, or (iii) debt securities issued by a Person which (x) has Investment Grade Senior Debt or (y) whose Leverage Ratio is less than 7.75:1, provided that the securities in (ii)(y) and (iii)(y) above shall only be deemed to be Allowable Securities if the principal business of the Person is owning and operating cable television systems.

  "Annualized Pro Forma EBITDA" means, with respect to any Person, (i) such Person's Pro Forma EBITDA for the latest fiscal quarter multiplied by four, minus (ii) in the case of Adelphia only, Adelphia's Aggregate Excess Restricted Investments for such fiscal quarter.

  "Asset Sale" means the sale, transfer or other disposition (other than to Adelphia or any of its Restricted Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Restricted Subsidiary, (b) all or substantially all of the assets of Adelphia or of any Restricted Subsidiary, or (c) all or substantially all of the assets of a Company system or part thereof serving at least 5,000 basic subscribers, a division, line of business or comparable business segment of Adelphia or any Restricted Subsidiary.

  "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

  "Capital Stock Sale Proceeds" means the aggregate net sale proceeds (including the fair market value of property, other than cash, as determined by an independent appraisal firm) received by Adelphia from the issue or sale (other than to a Subsidiary) by Adelphia of any class of its Capital Stock on or after January 1, 1993 (including Capital Stock of Adelphia issued after January 1, 1993 upon conversion of or in exchange for other securities of Adelphia).

  "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with generally accepted accounting principles.

  "Change of Control" means such time as (i) (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Rigas Family and its affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power required to elect or designate for election a majority of Adelphia's Board of Directors and attaching to the then outstanding voting Capital Stock of Adelphia and (b) the Rigas Family, together with its affiliates, is not at such time the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power required to elect or designate for election a majority of Adelphia's Board of Directors and attaching to the then outstanding voting Capital Stock of Adelphia, or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted Adelphia's Board of Directors (together with any new directors whose election by Adelphia's Board of Directors or whose nomination for election by Adelphia's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or approved by the Rigas Family and its affiliates at a time when they had the right or ability by voting right, contract or otherwise to elect or designate for election a majority of Adelphia's Board of Directors) cease for any reason to constitute a majority of the directors then in office.

  "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

  "Closing Price" on any Trading Day with respect to the per share price of any shares of Capital Stock means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Association of Securities Dealers Automated Quotations National Market System or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotations system but the issuer is a Foreign Issuer (as defined in Rule 3b-4(b) under the Exchange
Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotation system and the issuer and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that is selected from time to time by the Company for that purpose and is reasonably acceptable to the Trustee.

  "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, with respect to dividends, distributions or liquidation proceeds of such Person, to shares of Capital Stock of any other class of such Person.

  "Consolidated Fixed Charge Ratio" means, for any Person, for any period, the ratio of (i) Annualized Pro Forma EBITDA to (ii) Consolidated Interest Expense for such period multiplied by four.

  "Consolidated Interest Expense" means, for any Person, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, amortization of debt issuance costs, and non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of Redeemable Dividends and the interest component of rentals in respect of any Capitalized Lease Obligation paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis in accordance with generally accepted accounting principles. For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with generally accepted accounting principles consistently applied.

  "Cumulative Credit" means the sum of (i) Capital Stock Sale Proceeds plus
(ii) cumulative EBITDA of Adelphia from and after January 1, 1993 to the end of the fiscal quarter immediately preceding the date of a proposed Restricted Payment, or, if such cumulative EBITDA for such period is negative, minus the amount by which such cumulative EBITDA is less than zero.

  "Cumulative Interest Expense" means the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by Adelphia from January 1, 1993 to the end of the fiscal quarter immediately preceding a proposed Restricted Payment, determined on a consolidated basis in accordance with generally accepted accounting principles.

  "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) consolidated net income for such period (exclusive of any gain or loss realized in such period upon an Asset Sale), plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing consolidated net income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing consolidated net income for such period, minus (B) all non-cash items increasing consolidated net income for such period, all for such Person and its Subsidiaries determined in accordance with generally accepted accounting principles consistently applied, except that with respect to Adelphia each of the foregoing items shall be determined on a consolidated basis with respect to Adelphia and its Restricted Subsidiaries only.

  "Excess Restricted Investment" means, with respect to any particular Unrestricted Subsidiary or Affiliate of Adelphia for a fiscal quarter, the lesser of the amounts described in the following clauses (i) and (ii), or, if such amounts are equal, such amount:

   (i) the aggregate amount of any Restricted Investments (other than the Initial Investment) made by Adelphia or any Restricted Subsidiary with respect to such Unrestricted Subsidiary or Affiliate after the date of the Indenture and during the twelve-month period ending on the last day of such fiscal quarter;

  (ii) cash income received during such quarter by Adelphia with respect to its Restricted Investments in such Unrestricted Subsidiary or Affiliate multiplied by four;

and provided that cash income from a particular Restricted Investment shall be included only (x) if cash income has been received by Adelphia with respect to such Restricted Investment during each of the previous two fiscal quarters, or
(y) if the cash income derived from such Restricted Investment is attributable to Allowable Securities.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Indebtedness" is defined to mean (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute subscriber advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed, (iii) guaranties of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), (iv) in the case of Adelphia, Preferred Stock of its Restricted Subsidiaries and (v) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest until due and payable.

  "Initial Investment" means the Restricted Investment in a Person made by Adelphia or a Restricted Subsidiary that first results in such Person becoming an Unrestricted Subsidiary or Affiliate of Adelphia, except that in the case of Olympus, "Initial Investment" shall mean any Restricted Investment made in Olympus since the date of the Indenture, but only to the extent that such Restricted Investment when aggregated with the other Restricted Investments made in Olympus since such date does not exceed $25,000,000.

  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

  "Investment Grade Senior Debt" means, with respect to any Person, Indebtedness of such Person which has been rated with an investment grade rating by Moody's or Standard & Poor's Corporation.

  "Leverage Ratio" is defined as the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of Adelphia, its Restricted Subsidiaries) divided by (ii) the Annualized Pro Forma EBITDA of such Person.

  "Lien" means with respect to any property or assets of Adelphia (it being understood that for purposes of this definition property or assets of Adelphia do not include property or assets of any Subsidiary of Adelphia) any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sale, or other title retention agreement having substantially the same economic effect as any of the foregoing) except for (i) liens for taxes, assessments or governmental charges or levies on property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (ii) liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than sixty (60) days past due or obligations that are being contested in good faith and by appropriate proceedings; (iii) other liens incidental to the conduct of its business or the ownership of its property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of its property or assets or materially impair the use thereof in the operation of its business; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; or (v) liens arising upon entry of a confession of judgment in Pennsylvania courts in connection with borrowings not in excess of $1,000,000 in aggregate.

  "Permitted Investments" means, for any Person, Restricted Investments made on or after the date of the Indenture, consisting of (i) advances for less than one year issued in the ordinary course of business for working capital purposes or for the purchase of property, plant and equipment in an amount not to exceed

$5,000,000 in the aggregate outstanding, (ii) with respect to a Restricted Investment in Olympus, $25,000,000 plus the aggregate amount of cash income received by Adelphia from Olympus, minus the aggregate amount of all Restricted Investments made since the date of the Indenture, with respect to Olympus,
(iii) $20,000,000 plus the cash proceeds from the sale or redemption of, or income from, any Restricted Investments made on or after the date of the Indenture, minus the aggregate amount of all Restricted Investments (excluding Restricted Investments made with respect to Olympus) since the date of the Indenture, (iv) non-cash Restricted Investments made with the non-cash proceeds from the sale or redemption of, or income from, any Restricted Investments, or
(v) an amount which, at the time of such Restricted Investment, does not exceed the amount of Restricted Payments that could then be made by Adelphia and its Restricted Subsidiaries under the covenant set forth under "Limitations on Restricted Payments"; provided further that no Restricted Investments may be made under subsections (ii), (iii), (iv) or (v) of this paragraph unless after giving pro forma effect to such Restricted Investment Adelphia could incur $1 of debt under the first paragraph of the covenant set forth under "Limitation on Indebtedness."

  "Permitted Refinancing Indebtedness" means any renewals, extensions, substitutions, refinancings or replacements of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings or replacements so long as (i) the aggregate amount of Indebtedness represented thereby is not increased by such renewal, extension, substitution, refinancing or replacement,
(ii) in the case of Indebtedness of Adelphia, the average life and the date such Indebtedness is scheduled to mature is not shortened and (iii) in the case of Indebtedness of Adelphia, the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, substituted, refinanced or replaced.

  "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

  "Pro Forma EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any Asset Sale, Pro Forma EBITDA of such Person and its Subsidiaries for such period shall be reduced by an amount equal to the Pro Forma EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Pro Forma EBITDA (if negative) directly attributable thereto for such period and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business; and provided further that, with respect to Adelphia, all of the foregoing references to "Subsidiary" or "Subsidiaries" shall be deemed to refer only to a "Restricted Subsidiary" or "Restricted Subsidiaries" of Adelphia.

  "Rating Date" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention of Adelphia to effect a Change of Control.

  "Rating Decline" means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by Adelphia to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by Moody's or Standard & Poor's Corporation): (a) in the event the Notes are rated by either Moody's or Standard & Poor's Corporation on the Rating Date as Investment Grade Senior Debt, the rating of the Notes by both Moody's and Standard & Poor's Corporation shall be below Investment Grade Senior Debt; or (b) in the event the Notes are rated below Investment Grade Senior Debt by both Moody's and Standard & Poor's Corporation on the Rating Date, the rating of the Notes by either Moody's or Standard and Poor's Corporation shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

  "Redeemable Dividend" means, for any dividend with regard to Redeemable Stock, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Redeemable Stock.

  "Redeemable Stock" means, with respect to any Person, any Capital Stock that by its terms or otherwise is required to be redeemed or is redeemable at the option of the holder at any time prior to the maturity of the Debentures.

  "Restricted Investment" means any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (excluding, however, accrued and unpaid interest in respect of any advance, loan or other extension of credit) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), any purchase or ownership of any stocks, bonds, notes, debentures or other securities (including, without limitation, any interests in any partnership or joint venture) of, or any bank accounts with or guarantee of any Indebtedness or other obligations of, any Unrestricted Subsidiary or Affiliate of Adelphia.

  "Restricted Payment" means (i) any dividend or distribution (whether made in cash, property or securities), on or with respect to any shares of Capital Stock of Adelphia or Capital Stock of any Subsidiary which is consolidated with Adelphia in accordance with generally accepted accounting principles consistently applied, except for any dividend or distribution which is made solely to Adelphia or another Subsidiary or dividends or distributions payable solely in shares of Common Stock of Adelphia, or (ii) any redemption, repurchase, retirement or other direct or indirect acquisition of (a) Indebtedness of Adelphia which is subordinate in right of payment to the Notes, except, within one year of or on the original maturity date (August 15, 1996) of Adelphia's 13% Senior Subordinated Notes Due 1996, without regard to any subsequent extension of such maturity date, or prior to such original maturity date (August 15, 1996) by exchange for or out of the proceeds of the substantially concurrent issuance of Permitted Refinancing Indebtedness or from the proceeds of a sale of Capital Stock by Adelphia, or (b) shares of Capital Stock of Adelphia or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock of Adelphia or any securities exchangeable for or convertible into any such shares, other than options issued or shares purchased or granted under Adelphia's Stock Option Plan of 1986 or Adelphia's Restricted Stock Bonus Plan, from any employee of Adelphia or any of its Subsidiaries who, together with any Person that, directly or indirectly, controls (other than by virtue of being directly or indirectly the employer of such employee), is controlled by or is under common control with such employee, owns less than 1% of the outstanding Capital Stock of Adelphia, except for the purchase, redemption, retirement or other acquisition of any shares of Adelphia's Capital Stock by exchange for, or out of the proceeds of the substantially concurrent sale of, other shares of its Capital Stock other than any capital stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to February 15, 2004.

  "Restricted Subsidiary" means (a) any Subsidiary of Adelphia, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary or shall have been classified as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of Adelphia and
(b) an Unrestricted Subsidiary which is reclassified as a Restricted Subsidiary by a resolution adopted by the Board of Directors of Adelphia, provided that on and after the date of such reclassification such Unrestricted Subsidiary shall not incur Indebtedness other than that permitted to be incurred by a Restricted Subsidiary under the provisions of the Indenture.

  "Rigas Family" means collectively John J. Rigas and members of his immediate family, any of their respective spouses, estates, lineal descendants, heirs, executors, personal representatives, administrators, trusts for any of their benefit and charitable foundations to which shares of Adelphia's Capital Stock beneficially owned by any of the foregoing have been transferred.

  "Strategic Equity Investor" means, with respect to any sale of the Company's Capital Stock, any Person engaged in the telecommunications business which, both as of the Trading Day, with respect to any class of such Person's Capital Stock, immediately before the day of such sale and the Trading Day, with respect to any class of such Person's Capital Stock, immediately after the day of such sale, has a Total Market Capitalization of at least $2 billion and the long-term senior debt of which is rated BBB- or above by Standard & Poor's Corporation and Baa3 or above by Moody's, after giving effect to such Person's purchase of the Company's Capital Stock on a pro forma basis. In calculating Total Market Capitalization for the purpose of this definition, the consolidated Indebtedness of such Person, solely when calculated as of the Trading Day, with respect to any class of such Person's Capital Stock, immediately after the day of such sale, will be calculated after giving effect to such sale (including any Indebtedness incurred in connection with such sale) and the average Closing Price of the Common Stock of such Person, solely when calculated as of the Trading Day, with respect to any class of such Person's Capital Stock, immediately after the day of such sale, will be deemed to be the Closing Price of such Common Stock on such Trading Day, subject to the last sentence of the definition of "Total Market Capitalization."

  "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise, if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.

  "Total Market Capitalization" of any Person means, as of any day of determination (and as modified for purposes of the definition of "Strategic Equity Investor"), the sum of (1) the consolidated Indebtedness of such Person and its Subsidiaries on such day, plus (2) the product of (i) the aggregate number of outstanding primary shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person) and (ii) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day, plus (3) the liquidation value of any outstanding shares of Preferred Stock of such Person on such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (2) of the preceding sentence shall be determined by the Company's Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee.

  "Trading Day" means, with respect to a security listed or admitted to trading on a securities exchange or automated quotation system, a day on which such exchange or system is open for a full day of trading, and with respect to a security not so listed or admitted to trading, a day on which such security has traded at least once.

  "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of Adelphia which is classified after the date of the Indenture as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of Adelphia; provided that a Subsidiary organized or acquired after the date of the Indenture may be so classified as an Unrestricted Subsidiary only if immediately after the date of such classification, any investment by Adelphia and its Restricted Subsidiaries in such Subsidiary made at the time of the organization or acquisition of such Subsidiary would be a Restricted Investment permissible under the Indenture. The Trustee shall be given prompt notice by Adelphia of each resolution adopted by its Board of Directors under this provision, together with a copy of each such resolution adopted.

SUBORDINATION TO SUBSIDIARY DEBT

  All liabilities of Adelphia's subsidiaries will be effectively senior in right of payment to the Notes. As of December 31, 1993, the total indebtedness of such subsidiaries to banks and institutions, on a consolidated basis, aggregated $919,275,000.

COVENANTS

  The Indenture will contain, among others, the following covenants. Except as otherwise specified, all of the covenants described below will appear in the Indenture.

  Limitation on Indebtedness. The Indenture will provide that Adelphia will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume or become liable for, contingently or otherwise (collectively an "incurrence"), any Indebtedness (other than the Notes) unless, after giving effect to such incurrence on a pro forma basis, Indebtedness of Adelphia and its Restricted Subsidiaries, on a consolidated basis, shall not be more than the product of the Annualized Pro Forma EBITDA for the latest fiscal quarter preceding such incurrence for which financial statements are available, multiplied by 8.75.

  Notwithstanding the above, the Indenture will not limit the incurrence of Indebtedness which is incurred by Adelphia or its Restricted Subsidiaries for working capital purposes or capital expenditures with respect to plant, property and equipment of Adelphia and its Restricted Subsidiaries in an aggregate amount not to exceed $50,000,000. Further, the Indenture will not limit Permitted Refinancing Indebtedness, subject to the provisions of the covenant set forth under "Limitation on Restricted Payments."

  Limitation on Restricted Payments. The Indenture will provide that, so long as any of the Notes remain outstanding, Adelphia shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment (as defined above) if (a) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment, or (b) immediately after giving effect to any such Restricted Payment, the aggregate of all Restricted Payments which shall have been made on or after January 1, 1993 (the amount of any Restricted Payment, if other than cash, to be based upon fair market value as determined in good faith by Adelphia's Board of Directors whose determination shall be conclusive) would exceed an amount equal to the greater of (i) the sum of $5,000,000 or (ii) the difference between (a) the Cumulative Credit (as defined above) and (b) the sum of the aggregate amount of all Restricted Payments, and all Permitted Investments made pursuant to clause (v) of the definition of "Permitted Investments," made on or after January 1, 1993 plus 1.2 times Cumulative Interest Expense (as defined above).

  Mergers and Consolidations. The Indenture will provide that Adelphia may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) Adelphia shall be the continuing Person, or the Person (if other than Adelphia) formed by such consolidation or into which Adelphia is merged or to which the properties and assets of Adelphia are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of Adelphia under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis for the most recent quarter, the pro forma Consolidated Fixed Charge Ratio of the surviving entity shall be at least 1:1 provided that, if the Consolidated Fixed Charge Ratio of Adelphia for the most recent quarter preceding such transaction is within the range set forth in Column A below, then the pro forma Consolidated Fixed Charge Ratio of the surviving entity after giving effect to such transaction shall be at least equal to the greater of the percentage of the Consolidated Fixed Charge Ratio of Adelphia for the most recent quarter preceding such transaction set forth in Column B or the ratio set forth in Column C below:

               A                                 B                                           C
             -----                             -----                                       ------
      1.1111:1 to 1.4999:1                      90%                                        1.00:1
         1.5 and higher                         80%                                        1.35:1

and provided, further, that if the pro forma Consolidated Fixed Charge Ratio of the surviving entity is 2:1 or more, the calculation in the preceding proviso shall be inapplicable and such transaction shall be deemed to have complied with the requirements of such proviso.

  In connection with any consolidation, merger or transfer contemplated by this provision, Adelphia shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

  Limitations on Investment in Affiliates and Unrestricted Subsidiaries. After the date of the Indenture, Adelphia may not, nor will Adelphia allow any Restricted Subsidiary to, make a Restricted Investment other than by way of Permitted Investments unless pro forma for such Restricted Investment the Leverage Ratio of Adelphia does not exceed 7.75:1.

  Covenant to Secure Notes Equally. The Indenture will provide that except for Liens created or assumed by Adelphia in connection with the acquisition of real property or equipment to be used by Adelphia in the operation of its business which do not secure Indebtedness in excess of the purchase price of such real property or equipment, Adelphia covenants that, if it shall create or assume any Lien upon any of its property or assets, whether now owned or hereafter acquired, it will make or cause to be made effective provisions whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of Adelphia secured by such Lien, as long as any such other Indebtedness of Adelphia shall be so secured. The restriction imposed by this covenant shall not apply with respect to a Lien, including a pledge of Capital Stock of a Subsidiary or an Affiliate, to secure Indebtedness which is an obligation of such Subsidiary or Affiliate and not an obligation of Adelphia.

  Limitation on Transactions with Affiliates. The Indenture will provide that Adelphia will not, and will not permit any Restricted Subsidiary to, engage in any transaction with any Affiliate upon terms which would be any less favorable than those obtainable by Adelphia or a Restricted Subsidiary in a comparable arm's-length transaction with a person which is not an Affiliate. The Indenture will provide that Adelphia will not, and will not permit any Restricted Subsidiary to, engage in any transaction (or series of related transactions) involving in the aggregate $1,000,000 or more with any Affiliate except for (i) the making of any Restricted Payment, (ii) any transaction or series of transactions between Adelphia and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries (provided that no more than 5% of the equity interest in any of its Restricted Subsidiaries is owned by an Affiliate), and (iii) the payment of compensation (including, without limitation, amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of Adelphia or any of its Restricted Subsidiaries, so long as the Board of Directors of Adelphia in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; and provided further that for any Asset Sale, or a sale, transfer or other disposition (other than to Adelphia or any of its Restricted Subsidiaries) of an interest in a Restricted Investment, involving an amount greater than $25,000,000, such Asset Sale or transfer of interest in a Restricted Investment is for fair value as determined by an opinion of a nationally recognized investment banking firm filed with the Trustee. Notwithstanding the foregoing, the Indenture provides that such provision will not prohibit any such transaction which is determined by the independent members of the Board of Directors of Adelphia, in their reasonable, good faith judgment (as evidenced by a Board Resolution filed with the Trustee) to be (a) in the best interests of Adelphia or such Restricted Subsidiary, and (b) upon terms which would be obtainable by Adelphia or a Restricted Subsidiary in a comparable arm's-length transaction with a Person which is not an Affiliate.

  Limitation on Sale of Assets. The Indenture provides that neither Adelphia nor a Restricted Subsidiary shall sell an asset (including Capital Stock of Restricted Subsidiaries) or reclassify a Restricted Subsidiary existing on the date of the Indenture as an Unrestricted Subsidiary (a "Reclassification") unless (a) in the case of an asset sale, (i) at least 75% of the net proceeds received by Adelphia or such Restricted Subsidiary is in cash, cash equivalents or common or preferred Capital Stock or debt securities issued by a Person which has Investment Grade Senior Debt, and (ii) cash proceeds from the asset sale are used to reduce Indebtedness and such Indebtedness reduction results in Adelphia's Leverage Ratio being lower pro forma after such asset sale than prior to such asset sale, or (b) in the case of an asset sale or Reclassification, pro forma for such asset sale or Reclassification the Indebtedness of Adelphia and its Restricted Subsidiaries, on a consolidated basis, shall not be more than 7.75 multiplied by Annualized Pro Forma EBITDA, provided that in no case under either clause (a) or (b) shall Adelphia undertake an asset sale or Reclassification, if pro forma for such an asset sale or Reclassification Adelphia and its Restricted Subsidiaries would be the owners of fewer than 75% of the cable systems (measured on the basis of basic subscribers as of the date of the Indenture) owned by Adelphia and its Restricted Subsidiaries as of the date of the Indenture, provided however, that Adelphia and its Restricted Subsidiaries may sell additional assets of up to 10% of assets held as of the date of the Indenture if the consideration received from such sale is (i) cash which is used within 12 months to purchase additional systems of equivalent value or (ii) other cable systems of equivalent value.

  Change of Control Offer. Within 50 days of (i) the proposed occurrence of a Change of Control or (ii) the occurrence of a Change of Control Triggering Event, Adelphia shall notify the Trustee in writing of such proposed occurrence or occurrence, as the case may be, and shall make an offer to purchase (the "Change of Control Offer") the Notes at a purchase price equal to 100% of the principal amount thereof plus any accrued and unpaid interest thereon (which interest must be paid in cash) to the Change of Control Payment Date (as hereinafter defined) (the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

  Within 50 days of (i) the proposed occurrence of a Change of Control or (ii) the occurrence of a Change of Control Triggering Event, Adelphia also shall (a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (b) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at his address appearing in the register of the Notes maintained by the Registrar, a notice stating:

  (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, provided that a Change of Control Triggering Event has occurred and otherwise subject to the terms and conditions set forth herein;

  (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 50 days from the date such notice is mailed and no later than 15 days after the date of the corresponding Change of Control Triggering Event) (the "Change of Control Payment Date");

  (3) that any Note not tendered will continue to accrue interest;

  (4) that, unless Adelphia defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

  (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

  (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

  (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; and

  (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance.

  Notwithstanding any other provision of this covenant, in the case of a notice of a Change of Control Offer that is being furnished by Adelphia with respect to a proposed Change of Control that has not yet actually occurred, the Company may specify in such notice that holders of the Notes shall be required to notify Adelphia, by a date not later than the date (the "Proposed Change of Control Response Date") which is 30 days from the date of such notice, as to whether such holders will tender their Notes for payment pursuant to the Change of Control Offer and to notify Adelphia of the principal amount of such Notes to be so tendered (with the failure of any holder to so notify Adelphia within such 30-day period to be deemed an election of such holder not to accept such Change of Control Offer). In such event, Adelphia shall have the option, to be exercised by a subsequent written notice to be sent, no later than 15 days after the Proposed Change of Control Response Date, to the same Persons to whom the original notice of the Change of Control Offer was sent, to cancel or otherwise effect the termination of the proposed Change of Control and to rescind the related Change of Control Offer, in which case the then outstanding Change of Control Offer shall be deemed to be null and void and of no further effect.

  On the Change of Control Payment Date, Adelphia shall (a) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to Adelphia. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Trustee shall promptly authenticate and mail to such holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered.

  There shall be no purchase of any Notes pursuant to this covenant if there has occurred (prior to, on or after, as the case may be, the tender of such Notes pursuant to the Change of Control Offer, by the holders of such Notes) and is continuing an Event of Default. The Paying Agent will promptly return to the respective holders thereof any Notes (a) the tender of which has been withdrawn in compliance with the Indenture or (b) held by it during the continuance of an Event of Default (other than a default in the payment of the Change of Control Purchase Price with respect to such Notes).

  Because a "Change of Control" for purposes of this covenant is defined in terms of "beneficial ownership" (as defined in Rule 13d-3 under the Exchange
Act) of voting power, there may be circumstances in which the Rigas Family could beneficially own (for purposes of Rule 13d-3) more than 35% of the outstanding voting Capital Stock of Adelphia through options, warrants or other purchase rights while directly holding 35% or less of the total voting power required to elect or designate for election a majority of Adelphia's Board of Directors, without a Change of Control Triggering Event occurring. Further, a change in the composition of the Board of Directors of Adelphia could occur without the occurrence of a Change of Control Triggering Event if either the election or the nomination of the new directors was approved by two-thirds of the continuing directors or by the Rigas Family and its Affiliates. See "Certain Definitions--Change of Control."

  The indentures for the 12 1/2% Notes, the 11 7/8% Debentures, the 9 7/8% Debentures and the 10 1/4% Notes, which together represent outstanding indebtedness in the aggregate principal amount of $765,000,000, provide that Adelphia must make an offer to purchase such Notes and Debentures, respectively, at a purchase price equal to 100% of the principal amount thereof, plus any accrued but unpaid interest thereon, in the event of circumstances identical to those which trigger a Change of Control Offer under this covenant. In addition, the credit agreements of Adelphia's subsidiaries generally contain provisions under which circumstances that would trigger a Change of Control Offer under this covenant would constitute an event of default under such credit agreements. In the event that Adelphia is required to purchase 12 1/2% Notes, 11 7/8% Debentures, 9 7/8% Debentures, the 10 1/4% Notes and Notes in accordance with such provisions, and the indebtedness under such subsidiary credit agreements were to be accelerated, the source of funds for such purchases or payments will be Adelphia's available cash, cash generated from Adelphia's operating activities, and other sources including borrowings, asset sales or equity sales. There can be no assurance that sufficient funds would be available to make any required repurchases under the Indenture and under the indentures for the 12 1/2% Notes, the 11 7/8% Debentures, the 9 7/8% Debentures and the 10 1/4% Notes or any such required payments under such credit agreements. Although in the past Adelphia has been able to both refinance its indebtedness or obtain new financing, there can be no assurance that Adelphia would be able to do so under such circumstances or that, if Adelphia were able to do so, the terms would be favorable to Adelphia. In the event that Adelphia is required to make a Change of Control Offer, Adelphia will comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":
(i) default in payment of any principal of, or premium, if any, on the Notes;
(ii) default for 30 days in payment of any interest on the Notes; (iii) default by Adelphia in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding; (iv) failure to pay when due principal, interest or premium aggregating $10,000,000 or more with respect to any Indebtedness of Adelphia or any Restricted Subsidiary or the acceleration of any such Indebtedness which default shall not be cured or waived, or such acceleration shall not be rescinded or annulled, within ten days after written notice as provided in the Indenture; (v) any final judgment or judgments for the payment of money in excess of $10,000,000 shall be rendered against Adelphia or any Restricted Subsidiary and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; or (vi) certain events involving bankruptcy, insolvency or reorganization of Adelphia or any Restricted Subsidiary with liabilities of greater than $10,000,000 under generally accepted accounting principles as of the date of such bankruptcy, insolvency or reorganization. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

  The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of Notes.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

  No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides Adelphia may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, Adelphia has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (a) above, must refer to and be based upon a private ruling of the Internal Revenue Service concerning the Notes or a ruling of general effect published by the Internal Revenue Service.

MODIFICATION OF INDENTURE

  From time to time, Adelphia and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting Adelphia and the Trustee, with the consent of holders of at least one-half in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes, (ii) reduce the rate of interest, or change the time for or permissible method of any payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or provide for the redemption of the Notes prior to maturity other than as stated in the Indenture, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, or (vii) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

REPORTS TO HOLDERS

  So long as Adelphia is subject to the periodic reporting requirements of the Exchange Act it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if Adelphia is entitled under the Exchange Act not to furnish such information to the

Commission or to the holders of the Notes, it will nonetheless continue to furnish such information to the Commission (at such time as it would be required to file such reports under the Exchange Act) and to the Trustee and the holders of the Notes (within 15 days thereafter as required by the Indenture) as if it were subject to such periodic reporting requirements.

COMPLIANCE CERTIFICATE

  Adelphia will deliver to the Trustee on or before 105 days after the end of its fiscal year and on or before 50 days after the end of its second fiscal quarter in each year an Officer's Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

  Bank of Montreal Trust Company is the Trustee under the Indenture and has been appointed by Adelphia as Registrar and Paying Agent with regard to the Notes. Bank of Montreal Trust Company also serves as Registrar and Paying Agent and Trustee under the indentures with respect to the 12 1/2% Notes, the 11 7/8% Debentures, the 9 7/8% Debentures and the 10 1/4% Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

  Holders may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indentures.

  The registered holder of a Note may be treated as the owner of it for all purposes.

EXCHANGE OFFER AND PRIVATE EXCHANGE

  The Series A Notes were issued in a private placement on February 22, 1994.
On May   , 1994, the Company, pursuant to an exchange offer registered under
the Securities Act, completed an exchange of $        aggregate principal
amount of the Notes for an equal principal amount of Series A Notes tendered by
the holders thereof. Also on May   , 1994, the Company completed the private
exchange of $      aggregate principal amount of Notes for an equal principal amount of Series A Notes held by the Selling Securityholder. The Series A Notes also were issued under the Indenture and the terms of the Notes are substantially identical to the terms of the Series A Notes.

  Pursuant to the terms of the Indenture, on March 25, 1994, the date the registration statement with respect to the public exchange offer was declared effective, the interest rate on all Series A Notes decreased from 10% per annum to 9 1/2% per annum. The interest rate on the Notes is 9 1/2% per annum.

  The Notes offered hereby will bear interest from May   , 1994, the date such
Notes were issued to the Selling Securityholder by Adelphia in exchange for the Series A Notes then held by the Selling Securityholder. The interest accrued from February 22, 1994, the issuance date of the Series A Notes so exchanged by
the Selling Securityholder, until       , 1994, the date of issuance of the
Notes offered hereby, will be paid on the first interest payment date on the Notes (August 15, 1994) to the holders of such Notes.

                CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

  The discussion set forth in this summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis). Legislative, judicial or administrative changes or interpretations may be forthcoming that could affect the tax consequences to holders of the Notes.

  This summary is for general information only and does not purport to address all of the United States federal income tax consequences that may be applicable to the acquisition, ownership and disposition of the Notes. This discussion assumes that the Notes will be held as capital assets. The tax treatment of a holder may vary depending on the holder's particular situation. For example, certain holders, including individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and non-U.S. persons, may be subject to special rules not discussed below. A ruling from the Internal Revenue Service ("IRS") on the matters discussed below has not been requested.

  Thus, no assurance can be provided that the statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by each holder or prospective holder.

  The IRS has recently issued final regulations dealing with the inclusion of original issue discount in income by holders of debt instruments (the "Regulations"). The Regulations apply to debt instruments issued on or after April 4, 1994 and to sales and exchanges that occur on or after such date. The following discussion reflects the Regulations. Holders should consult their own tax advisors regarding the application of the Regulations to them.

  EACH PROSPECTIVE PURCHASER OF NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES TO IT OF ACQUIRING, HOLDING AND DISPOSING OF THE NOTES.

ORIGINAL ISSUE DISCOUNT

  Because the Company may issue additional Notes (the "Additional Notes") in lieu of paying cash interest on the Notes on or prior to February 15, 1999, the Notes are issued with original issue discount within the meaning of Section 1273 of the Code, and no payment of interest on the Notes is treated as "qualified stated interest". Accordingly, each holder of a Note will recognize, as ordinary income, through the accrual of original issue discount, the full amount of interest with respect to the Note and such holder will not recognize ordinary income upon receipt of an Additional Note or upon a cash payment of stated interest. As discussed below, each holder of a Note will be required to include such original issue discount in income on a constant yield to maturity basis, regardless of the holder's method of tax accounting.

  The total amount of original issue discount with respect to a Note will be the excess of its stated redemption price at maturity over its issue price. The issue price of a Note is the first price at which a substantial amount of the Notes are sold to investors. The stated redemption price at maturity of a Note is the sum of all amounts payable over the life of the Note (determined as if all interest will be paid in cash and not in Additional Notes).

  Under the Regulations, the portion of original issue discount includible in the income of a holder of a Note for any accrual period is equal to the product of (x) the "adjusted issue price" of the Note at the beginning of the accrual period and (y) the yield of the Note. The "adjusted issue price" of a Note is equal to the original issue price, plus any previously accrued original issue discount, minus any cash payments previously made on the Note or an Additional Note issued with respect to such Note. An accrual period may be of any length and may vary in length, provided that each accrual period is no longer than one year and February 15 and August 15 in each year occur at the beginning or end of an accrual period.

  Original issue discount as determined above will be allocated ratably to each day in the accrual period, and the amount includable in a holder's income (whether such holder is on the cash or accrual method of accounting) with respect to the Note will be the sum of the resulting daily portions of original issue discount for each day of the taxable year on which the holder holds the Note. The amount of original issue discount required to be accrued annually with respect to a Note will increase each year, reflecting the compounding of original issue discount on the Note. In addition, the amount of original issue discount for any accrual period may be greater than the amount of cash payments denominated as interest that are made during the accrual period. Generally, the tax basis of a Note in the hands of the holder will be increased by the amount of any original issue discount on the Note that is included in the holder's income pursuant to these rules and will be decreased by the amount of any cash payments received with respect to the Note whether such payments are denominated as principal or interest.

MARKET DISCOUNT

  If a holder acquires a Note at a market discount (i.e., at a price less than the stated redemption price at maturity of the Note), the Note is subject to the market discount rules of the Code unless the market discount is de minimis. Market discount is de minimis if it is less than one quarter of one percent of the principal amount of the Note multiplied by the number of complete years to maturity after the holder acquires the Note. Notes that have more than de minimis market discount are herein referred to as "Market Discount Notes."

  Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the Market Discount Note. In addition, the holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or continued to purchase a Market Discount Note.

  A holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereon accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a holder of a Market Discount Note elects to include market discount in income in accordance with the preceeding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or certain other dispositions of such Market Discount Note and the deferral of interest deductions on indebtedness related to such Market Discount Note would not apply.

AMORTIZABLE BOND PREMIUM

  A holder that purchases a Note for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the yield to maturity of the Note) to such year. Any election to amortize bond premium shall apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and is irrevocable without the consent of the IRS.

DISPOSITION OF A NOTE OR AN ADDITIONAL NOTE

  In general, a holder of a Note will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the Note measured by the difference between (i) the amount of cash and the fair market value of property received and (ii) the holder's tax basis in the Note (i.e., such holder's original purchase price as increased by any original issue discount and market discount previously included in income by the holder and decreased by any cash payments received with respect to the Note). If a holder has received Additional Notes in lieu of cash payments of interest on the Note and separately disposes of such Note or Additional Notes, the tax basis in the Note generally will be allocated among the Note and such Additional Notes in proportion to their respective principal amounts. Subject to the original issue discount and market discount rules discussed above, any such gain or loss will generally be long-term capital gain or loss, provided the Note had been held for more than one year.

BACKUP WITHHOLDING

  A holder of a Note may be subject to backup withholding at the rate of 31% with respect to interest paid on, original issue discount accrued on, and gross proceeds of a sale of, the Note, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note who does not provide the Company with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the holder's federal income tax liability.

  The Company will report to the holders of the Notes and the IRS the amount of any "reportable payments" (including any interest paid and any original issue discount accrued on the Notes) and any amount withheld with respect to the holders during the calendar year.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             SELLING SECURITYHOLDER

  The Selling Securityholder, Salomon Brothers Inc, initially acquired $150,000,000 aggregate principal amount of Series A Notes pursuant to a private
placement of the Series A Notes by Adelphia, of which $       aggregate
principal amount were resold by the Selling Securityholder pursuant to Rule 144A under the Securities Act. Pursuant to a private exchange with Adelphia,
the Selling Securityholder exchanged $       aggregate principal amount of
Series A Notes for $      aggregate principal amount of Notes offered hereby.
In addition to the $       aggregate principal amount of Notes acquired by the
Selling Securityholder pursuant to such private exchange, this Prospectus also relates to any additional Notes paid to the Selling Securityholder as interest pursuant to the terms of the Notes. In addition to the Notes offered hereby, the Selling Securityholder may from time to time hold Notes that it acquires as a market-maker and may acquire additional Notes as interest pursuant to the terms of the Notes. Accordingly, the aggregate principal amount of Notes that the Selling Securityholder may hold when it sells Notes to be offered hereby and the aggregate principal amount of Notes that it may hold thereafter, is uncertain. The Selling Securityholder has, from time to time, provided investment banking services to the Company.

  Adelphia will not receive any proceeds from the sale of the Notes by the Selling Securityholder.

                              PLAN OF DISTRIBUTION

  The Notes offered hereby may be sold by the Selling Securityholder from time to time in reliance on this Prospectus. Sales may be made in one or more transactions that may take place in the open market, in private or negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  The Selling Securityholder may be deemed to be an "underwriter" within the meaning of the Securities Act with respect to the Notes offered hereby, and any profits realized or commissions received may be deemed underwriter compensation.

PROSPECTUS SUPPLEMENTS

  A supplement to this Prospectus ("Prospectus Supplement") will set forth, with respect to the Selling Securityholder, any necessary further information regarding the distribution of the Notes to be offered hereby. Such Prospectus Supplement may be appropriately modified or supplemented.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules of the Company and its subsidiaries as of March 31, 1992 and 1993, and for each of the three years in the period ended March 31, 1993, and the consolidated financial statements of Olympus Communications, L.P. and its subsidiaries as of December 31, 1991 and 1992, and for each of the three years in the period ended December 31, 1992 that are incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1993 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ADELPHIA SINCE THE DATE HEREOF. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 ------------

          TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents
 by Reference..............................................................   3
Prospectus Summary.........................................................   5
Risk Factors...............................................................  10
Recent Developments........................................................  14
Capitalization.............................................................  15
Description of the Notes...................................................  16
Certain United States Income Tax
 Considerations............................................................  32
Selling Securityholder.....................................................  34
Plan of Distribution.......................................................  35
Experts....................................................................  35

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

               $

            [LOGO OF ADELPHIA CABLE COMMUNICATIONS APPEARS HERE]

                           ADELPHIA COMMUNICATIONS
                                 CORPORATION


                       9 1/2% SENIOR PAY-IN-KIND NOTES
                             DUE 2004, SERIES B

                              -------------------
                              P R O S P E C T U S
                              -------------------


                                        , 1994


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an estimate of the expenses which will be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

                                                                     PAYABLE BY
                                                                     THE COMPANY
                                                                     -----------
     SEC filing fee.................................................   $ 9,351
     Legal fees and expenses........................................    20,000
     Printing and engraving fees....................................    10,000
     Accounting fees and expenses...................................     5,000
     Blue Sky legal fees, filing fees and expenses..................     2,000
     Trustee fees...................................................     2,000
     Miscellaneous expense..........................................     1,649
                                                                       -------
       Total........................................................   $50,000
                                                                       =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fees) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Adelphia provide for indemnification of the officers and directors of Adelphia to the full extent permissible under Delaware law.

  Adelphia's Certificate of Incorporation also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that directors of Adelphia shall not be personally liable to Adelphia or its stockholders for monetary damages for breach of fiduciary duty as a director for acts or omissions after July 1, 1986, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or transactions from which a director derived an improper personal benefit.

ITEM 16. EXHIBITS

  (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 EXHIBIT NO.                                                     REFERENCE
 -----------                                                     ---------
   4.01  Indenture, dated as of February 22,      Incorporated herein by reference is
         1994, with respect to the Registrant's   Exhibit 4.05 to Registration Statement
         9 1/2% Senior Pay-In-Kind Notes Due      No. 33-52513 on Form S-4.
         2004
   4.02  Indenture, dated as of May 7, 1992,      Incorporated herein by reference is
         with respect to the Registrant's 12      Exhibit 4.03 to Registrant's Annual
         1/2% Senior Notes Due 2002               Report on Form 10-K for the fiscal year
                                                  ended March 31, 1992.
   4.03  Indenture, dated as of September 2,      Incorporated herein by reference is
         1992,                                    Exhibit 4.03 to Registration Statement
         with respect to the Registrant's 11      No. 33-52630 on Form S-1.
         7/8% Senior Debentures Due 2004

 EXHIBIT NO.                                                      REFERENCE
 -----------                                                      ---------
   4.04  Amended and Restated Indenture, dated     Incorporated herein by reference is
         as of May 11, 1993, with respect to       Exhibit 4.01 to Registrant's Annual
         Registrant's 9 7/8% Senior Debentures     Report on Form 10-K for the fiscal year
         Due 2005                                  ended March 31, 1993.
   4.05  Indenture, dated as of July 28, 1993,     Incorporated herein by reference is
         with respect to the Registrant's 10       Exhibit 4.01 to Registrant's Quarterly
         1/4% Senior Notes Due 2000                Report on Form 10-Q for the Quarter
                                                   ended June 30, 1993.
   4.06  Form of First Supplemental Indenture,     Filed herewith.
         relating to the Indenture dated as of
         February 22, 1994 with respect to the
         Registrant's 9 1/2% Senior Pay-In-Kind
         Notes Due 2004
   5.01  Opinion of Buchanan Ingersoll             Filed herewith.
         Professional Corporation with regard to
         the securities being registered
  12.01  Computation of Ratio of Earnings to       Incorporated herein by reference is
         Fixed Charges                             Exhibit 12.01 to Registration Statement
                                                   No. 33-52513 on Form S-4.
  23.01  Consent of Deloitte & Touche              Filed herewith.
  24.01  Power of Attorney (appearing on the       Filed herewith.
         Signature Page)
  25.01  Form T-1 Statement of Eligibility of      Incorporated herein by reference is
         Trustee                                   Exhibit 25.01 to Registration Statement
                                                   No. 33-52513 on Form S-4.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed part of the Registration Statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to the extent applicable hereunder:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registrant statement:

    (i) To include any prospectus required by section 10(a)(3) of the Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coudersport, Commonwealth of Pennsylvania, on the 2nd day of May 1994.

                                        ADELPHIA COMMUNICATIONS CORPORATION

                                         By:        /s/ John J. Rigas
                                             ----------------------------------
                                             John J. Rigas, Chairman, President
                                               and Chief Executive Officer

  Know All Men By These Presents that each person whose signature appears below constitutes and appoints John J. Rigas, Timothy J. Rigas and Michael J. Rigas, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments to this Registration Statement) and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURES                      TITLE                   DATE
          ----------                      -----                   ----

       /s/ John J. Rigas         Chairman, President and       May 2, 1994
- -------------------------------   Chief Executive Officer
         JOHN J. RIGAS

     /s/ Michael J. Rigas        Senior Vice President and     May 2, 1994
- -------------------------------   Director
       MICHAEL J. RIGAS

     /s/ Timothy J. Rigas        Senior Vice President,        May 2, 1994
- -------------------------------   Chief  Financial Officer,
       TIMOTHY J. RIGAS           Chief  Accounting Officer,
                                  Treasurer  and Director

      /s/ James P. Rigas         Vice President and            May 2, 1994
- -------------------------------   Director
        JAMES P. RIGAS

    /s/ Daniel R. Milliard       Vice President, Secretary     May 2, 1994
- -------------------------------   and  Director
      DANIEL R. MILLIARD

                                 Director
- -------------------------------
      PERRY S. PATTERSON

                                 Director
- -------------------------------
        PETE J. METROS

                                 EXHIBIT INDEX

 EXHIBIT NO.                                                      REFERENCE
 -----------                                                      ---------
   4.01  Indenture, dated as of February 22,       Incorporated herein by reference is
         1994, with respect to the Registrant's    Exhibit 4.05 to Registration Statement
         9 1/2% Senior Pay-In-Kind Notes Due       No. 33-52513 on Form S-4.
         2004
   4.02  Indenture, dated as of May 7, 1992,       Incorporated herein by reference is
         with respect to the Registrant's 12       Exhibit 4.03 to Registrant's Annual
         1/2% Senior Notes Due 2002                Report on Form 10-K for the fiscal year
                                                   ended March 31, 1992.
   4.03  Indenture, dated as of September 2,       Incorporated herein by reference is
         1992,                                     Exhibit 4.03 to Registration Statement
         with respect to the Registrant's 11       No. 33-52630 on Form S-1.
         7/8% Senior Debentures Due 2004
   4.04  Amended and Restated Indenture, dated     Incorporated herein by reference is
         as of May 11, 1993, with respect to       Exhibit 4.01 to Registrant's Annual
         Registrant's 9 7/8% Senior Debentures     Report on Form 10-K for the fiscal year
         Due 2005                                  ended March 31, 1993.
   4.05  Indenture, dated as of July 28, 1993,     Incorporated herein by reference is
         with respect to the Registrant's 10       Exhibit 4.01 to Registrant's Quarterly
         1/4% Senior Notes Due 2000                Report on Form 10-Q for the Quarter
                                                   ended June 30, 1993.
   4.06  Form of First Supplemental Indenture,     Filed herewith.
         relating to the Indenture dated as of
         February 22, 1994 with respect to the
         Registrant's 9 1/2% Senior Pay-In-Kind
         Notes Due 2004
   5.01  Opinion of Buchanan Ingersoll             Filed herewith.
         Professional Corporation with regard to
         the securities being registered
  12.01  Computation of Ratio of Earnings to       Incorporated herein by reference is
         Fixed Charges                             Exhibit 12.01 to Registration Statement
                                                   No. 33-52513 on Form S-4.
  23.01  Consent of Deloitte & Touche              Filed herewith.
  24.01  Power of Attorney (appearing on the       Filed herewith.
         Signature Page)
  25.01  Form T-1 Statement of Eligibility of      Incorporated herein by reference is
         Trustee                                   Exhibit 25.01 to Registration Statement
                                                   No. 33-52513 on Form S-4.